UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 1, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
The following document is being submitted herewith:
•	Press Release dated September 23, 2010.
•	Press Release dated September 30, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, September 23, 2010 — Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective October 1, 2010.
For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in a decrease of approximately $60 annually. This is primarily due to decreased commodity costs.
Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see an increase of about $14 annually. This is primarily due to increased costs for transporting natural gas from Western Canada and the United States.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.
Effective October 1, 2010, Enbridge Gas Distribution’s Gas Supply Charge will change from 17.30 cents per cubic metre (¢/m 3) to 15.42 ¢/m 3. The new Cost Adjustment includes a refund on Gas Supply of 1.64 ¢/m 3 effective from October 1, 2010 to September 30, 2011. Combined, these result in an effective Gas Supply Charge of 13.78 ¢/m 3.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 46 per cent less expensive than electricity and 45 per cent less expensive than oil.**
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from November 2005 to October 2010. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including October 2010 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in May 2010. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of August 2010. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Chris Meyer
Tel: 416-753-6626
chris.meyer@enbridge.com

NEWS RELEASE
Enbridge Day 2010 Investment Community Conference to be Webcast
CALGARY, Alberta, September 30, 2010 – Enbridge Inc. (TSX and NYSE: ENB) will hold its twelfth annual Enbridge Day Investment Community Conference on Tuesday, October 5th in Toronto and Wednesday, October 6th in New York. The sessions will update our Liquids, Gas and Green Energy businesses including discussions around the markets we operate in and our operational and strategic focus as it relates to each segment of our business.
The October 5th Enbridge Day conference in Toronto will be webcast beginning at 8 a.m. Eastern time. Interested parties may register for the webcast through the link on the Enbridge website, www.enbridge.com/InvestorRelations/Events. The webcast will be archived and available for replay on October 5th. A complete transcript and MP3 will be available on the website shortly thereafter.
The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community	Enbridge Inc. – Media

Vern Yu	Jennifer Varey
(403) 508-3946	(403) 508-6563/(888) 992-0997
Email: vern.yu@enbridge.com	Email: jennifer.varey@enbridge.com